UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-16463
PEABODY INVESTMENTS CORP.
EMPLOYEE RETIREMENT ACCOUNT

Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Peabody Investments Corp.
Employee Retirement Account
Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of Peabody Investments Corp. Employee Retirement Account as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
St. Louis, Missouri
June 25, 2010

Peabody Investments Corp.
Employee Retirement Account
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
	(Dollars in thousands)

Assets:
Investments, at fair value:
Investments in mutual funds	$354,497	$233,205
Investment in common/collective trust	130,403	112,419
Interest in Master Trust	63,403	30,679
Participant notes receivable	18,043	14,985

Total investments	566,346	391,288

Receivables:
Employer contributions	19,781	18,201

Net assets, at fair value	586,127	409,489

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,819)	1,470

Net assets available for benefits	$583,308	$410,959

See accompanying notes.

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2009	2008
	(Dollars in thousands)
Additions:
Interest and dividends	$11,514	$16,110
Net realized and unrealized appreciation (depreciation) of mutual funds	67,278	(116,847)
Net investment income (loss) in the Master Trust	33,711	(41,279)

Net investment income (loss)	112,503	(142,016)

Contributions:
Employee	35,200	33,889
Employer	46,816	45,241
Rollover	330	2,411

Total contributions	82,346	81,541

Total additions (reductions)	194,849	(60,475)

Deductions:
Withdrawals by participants	(22,417)	(28,455)
Administrative expenses	(83)	(92)

Total deductions	(22,500)	(28,547)

Net increase (decrease) in net assets available for benefits	172,349	(89,022)
Net assets available for benefits at beginning of year	410,959	499,981

Net assets available for benefits at end of year	$583,308	$410,959

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
1. Description of the Plan
The following description of the Peabody Investments Corp. (the Company, Plan Administrator or Plan Sponsor) Employee Retirement Account (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions. The Company is a wholly owned subsidiary of Peabody Energy Corporation (Peabody).
General
The Plan is a defined contribution plan and participation in the Plan is voluntary. All nonrepresented employees of the Company and certain of its participating subsidiaries and affiliated companies (the Employer) are eligible for participation on the date of their employment or at any time afterward. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund, which is a participating investment in the Master Trust. See Note 2 for additional details related to the Master Trust. All investments in the Plan are participant-directed except for the Vanguard Prime Money Market Fund, which represents forfeited employer contributions.
Contributions
Each year participants may contribute on a pre-tax or traditional after-tax basis any whole percentage from 1% to 60% of eligible compensation, as defined in the Plan. Effective January 1, 2009, Participants also have the option to contribute to their account on a Roth after-tax basis whereby investment income earned on contributions is not subject to taxation. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.
For participants other than those performing services in the Colorado, Wyoming and New Mexico regions, the Employer makes matching contributions equal to 100% of the first 6% of eligible compensation.
Plan participants in the Colorado, Wyoming and New Mexico regions are entitled to Employer matching contributions up to 8% of such participant’s eligible compensation, adjusted for the participant’s age and years of service. Additionally, certain Plan participants in the Colorado, Wyoming and New Mexico regions who have either completed 15 or more years of service, or attained age 45 and completed at least 5 years of service, are entitled to Employer transition contributions equal to 9% of such participant’s eligible compensation. The Employer transition contributions began on January 1, 2008 and will end on or before December 31, 2012.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Effective June 1, 2008, certain Plan participants of the Peabody Investments Corp. Retirement Plan for Salaried Employees (Salaried Pension Plan) who are no longer credited with any additional years of service for benefit accrual purposes were entitled to Employer transition contributions equal to either 5% or 7% based on age and/or years of service as of December 31, 2000. The Employer transition contributions began on June 1, 2008 and will end on or before December 31, 2012.
Disabled Plan participants in the Colorado, Wyoming and New Mexico regions (effective January 1, 2008) and certain disabled Plan participants in the Salaried Pension Plan (effective June 1, 2008) who received benefits under the Company’s long-term disability plan as of December 31, 2007 and May 31, 2008, respectively, were entitled to Employer contributions equal to a percentage of each Plan participant’s final eligible pay, adjusted for age and years of service.
Participants direct the investment of employee and employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).
In the calendar year that a participant is age 50 or older and each year thereafter, he or she is permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan and the IRS, subject to certain limitations.
Peabody’s Board of Directors establishes desired minimum and maximum performance targets that require the Employer to pay a performance contribution between 0% and 4% of eligible compensation into the account of each active, eligible employee as of the end of the fiscal year, based upon Peabody’s financial performance. If the minimum performance targets set for a fiscal year are not met, the Board of Directors may authorize the Employer to contribute a discretionary amount to the Plan. If the maximum performance targets set for a fiscal year are exceeded, the Board of Directors, at its discretion, may authorize the Employer to contribute additional incremental percentages of eligible compensation to the Plan.
At December 31, 2009, a $19.8 million receivable was recorded for a 6% performance contribution of eligible employees’ compensation related to the 2009 plan year. At December 31, 2008, a $18.2 million receivable was recorded for a 6% performance contribution of eligible employees’ compensation related to the 2008 plan year.
Vesting
Participants are vested immediately in their own contributions and the actual earnings thereon. Vesting of employer matching contributions occurs ratably based on years of continuous service (20% per year after one year of service with 100% vesting after five years) and automatically vests 100% upon death, normal retirement date or disability retirement date, as defined in the Plan. Employer transition contributions, performance contributions and discretionary contributions, if any, are immediately vested 100%.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Forfeited Accounts
Employer contributions are reduced by forfeitures of non-vested amounts. During the years ended December 31, 2009 and 2008, the Plan received forfeiture credits, net of holding gains or losses, of $0.7 million and $0.3 million, respectively. During the year ended December 31, 2009, the Plan used forfeitures of $1.3 million to reduce employer contributions. There were no forfeitures used to offset contributions during the year ended December 31, 2008. As of December 31, 2009 and 2008, the balance of forfeiture credits available for future use was $0.7 million and $1.4 million, respectively. Beginning in October 2009, forfeitures of non-vested employer contributions are invested in the Vanguard Prime Money Market Fund.
Participant Loans
Participants may borrow up to 50% of their vested account balance (excluding Employer transition, matching and performance contributions) subject to minimum and maximum amounts of $1,000 and $50,000, respectively, with the maximum amount reduced by the highest principal amount outstanding in the last 12 months, if applicable. Loans are secured by the balance in the participant’s account and bear interest based on the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. A maximum of two loans may be outstanding at any time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Employer’s contributions and plan earnings. The benefit to which a participant is entitled is the vested balance of the participant’s account.
Payment of Benefits
Participants are eligible for distribution of their vested account balance upon termination of employment. Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment after normal retirement date. Participants may elect to receive their distribution as either a lump sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their vested account balance. Withdrawals in cases of hardship and other withdrawals are also permitted, as defined in the Plan.
Plan Termination
The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants’ accounts become fully vested. Currently, the Employer has no intention to terminate the Plan.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping, audit and trustee fees, are paid by the Employer. Participants are required to pay for certain miscellaneous transaction fees.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Newly Adopted Accounting Standards and Accounting Standards Not Yet Implemented
In September 2006, the Financial Accounting Standards Board (FASB) issued an accounting standard which establishes a framework for measuring fair value under U.S. generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The standard applies under accounting pronouncements that require or permit fair value measurements, but the standard does not require any new fair value measurements. The Plan Sponsor adopted the required standard on a prospective basis on January 1, 2008 and it did not have a material impact on the financial statements of the Plan. In October 2008, the FASB issued additional guidance which clarified the application of the standard in an inactive market and demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. This guidance was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of the standard did not impact the Plan Sponsor’s determination of fair value for financial assets.
In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 3 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued accounting guidance that requires new fair value disclosures, including significant transfers in and out of Level 1 and Level 2 fair-value measurements and a description of the reasons for the transfers. In addition, the guidance requires new disclosures regarding activity in Level 3 fair value measurements, including a gross basis reconciliation. The new disclosure requirements will be effective for annual periods beginning January 1, 2010, except for the disclosure of activity within Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010 (January 1, 2011 for the Plan). While the adoption of the guidance will impact the Plan’s disclosures, it will not affect its statements of net assets available for benefits and the related statements of changes in net assets available for benefits.
Valuation of Investments
The Plan Sponsor defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further description of fair value measurements.
Fully Benefit-Responsive Investment Contracts
The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Securities Transactions
Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Interest in Master Trust
Effective October 29, 2008, the Master Trust Agreement for the Peabody Energy Stock Fund and the Patriot Coal Corporation Stock Fund (the Master Trust) was established to hold investments in the Peabody Energy Stock Fund and the Patriot Coal Stock Fund for this Plan as well as Peabody’s two other defined contribution plans. Total investment income (loss) of the Master Trust is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan. The Plan’s investment in the Patriot Coal Stock Fund was zero as of December 31, 2009 and 2008, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassifications
Certain amounts in prior periods have been reclassified to conform with the current year presentation, with no effect on previously reported results.
Payment of Benefits
Benefit distributions are recorded when paid.
3. Fair Value Measurements
The Plan Sponsor uses a three-level fair value hierarchy that categorizes assets and liabilities measured at fair value based on the observability of the inputs utilized in the valuation. These levels include: Level 1, inputs are quoted prices in active markets for the identical assets or liabilities; Level 2, inputs other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and Level 3, inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants.
A financial instrument’s level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Mutual Funds
Plan investments include a wide variety of mutual fund types that can generally be classified as holding primarily equity securities, primarily fixed income securities, or a combination of equity and fixed income securities aimed at certain target retirement dates. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV for these investments is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.
Common/Collective Trust
Units in the common/collective trust are valued at NAV at year-end. These investments are classified within Level 2 of the valuation hierarchy as the NAV for these investments is a derived price in an active market. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The NAV has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of quoted market price plus uninvested cash position, if any) reported on the active market on which the security is traded and is classified within Level 1 of the valuation hierarchy.
Participant Notes Receivable
Participant loans are valued at cost, which approximates market value, and are classified within Level 3 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
The following tables set forth the fair value hierarchy of the investments on the statements of net assets available for benefits.

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Equity mutual funds	$204,823	$—	$—	$204,823
Fixed income mutual funds	35,777	—	—	35,777
Target retirement mutual funds	113,897	—	—	113,897
Fixed income common/collective trust	—	130,403	—	130,403
Peabody Energy Stock Fund (1)	63,403	—	—	63,403
Participant notes receivable	—	—	18,043	18,043

Total assets at fair value	$417,900	$130,403	$18,043	$566,346

	December 31, 2008
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Equity mutual funds	$136,327	$—	$—	$136,327
Fixed income mutual funds	30,205	—	—	30,205
Target retirement mutual funds	66,673	—	—	66,673
Fixed income common/collective trust	—	112,419	—	112,419
Peabody Energy Stock Fund (1)	30,679	—	—	30,679
Participant notes receivable	—	—	14,985	14,985

Total assets at fair value	$263,884	$112,419	$14,985	$391,288

(1)	Interest in Master Trust
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments.

	Years ended December 31,
	2009	2008
	(Dollars in thousands)
Beginning of year	$14,985	$15,596
Purchases, sales, issuances and settlements, net	3,058	(611)

End of year	$18,043	$14,985

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
4. Investments
The following table presents investment information for the Master Trust:

	Years Ended December 31,
	2009	2008
	(Dollars in thousands)

Investments, at fair value:

Peabody Energy Stock Fund	$64,603	$31,270

Plan’s interest in Master Trust	98%	98%

Master Trust net investment income (loss):

Dividend income	$377	$177
Net appreciation (depreciation) of common stock	33,995	(42,358)

Net investment income (loss)	$34,372	$(42,181)

Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2009	2008
	(Dollars in thousands)

Mutual funds:
Vanguard 500 Index Fund	$59,086	$43,321
Vanguard PRIMECAP Fund	41,851	28,683
Common/collective trust:
Vanguard Retirement Savings Trust	130,403	112,419

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
	(Dollars in thousands)

Net assets available for benefits per the financial statements	$583,308	$410,959

Adjustment from contract value to fair value for fully benefit-responsive contracts	2,819	(1,470)

Net assets available for benefits per the Form 5500	$586,127	$409,489

6. Related Party Transactions
The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody and Patriot stocks, through the Peabody Energy Stock Fund and the Patriot Coal Stock Fund, respectively, which are permitted parties-in-interest transactions. Effective December 31, 2008, the Plan no longer invests in Patriot Stock through the Patriot Coal Stock Fund.
7. Income Tax Status
The Plan received a determination letter from the IRS dated February 9, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated subsequent to the IRS determination letter and applied for a new determination letter in January 2010. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Peabody Investments Corp.
Employee Retirement Account
Employer ID #20-0480084
Plan #003
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost(1)	(e) Current Value
*	Vanguard 500 Index Fund	575,491 shares of mutual fund		$59,085,614
*	Vanguard PRIMECAP Fund	704,212 shares of mutual fund		41,851,293
*	Vanguard International Growth Fund	1,257,690 shares of mutual fund		21,368,152
*	Vanguard Total Bond Market Index Fund	2,003,853 shares of mutual fund		20,739,883
*	Vanguard Explorer Fund	231,713 shares of mutual fund		13,277,176
*	Vanguard Windsor II Fund	505,413 shares of mutual fund		11,968,174
	Sound Shore Fund	333,299 shares of mutual fund		9,525,692
	T. Rowe Price Mid-Cap Growth Fund	149,254 shares of mutual fund		7,088,052
*	Vanguard Emerging Markets Stock Index Fund	241,447 shares of mutual fund		6,255,902
*	Vanguard Extended Market Index Fund	189,097 shares of mutual fund		6,177,808
	Harbor Capital Appreciation Fund	150,040 shares of mutual fund		4,946,807
*	Vanguard Long-Term Bond Index Fund	400,628 shares of mutual fund		4,631,257
*	Vanguard Total Stock Market Index Fund	155,511 shares of mutual fund		4,268,765
*	Vanguard High-Yield Corporate Fund	765,473 shares of mutual fund		4,187,136
*	Vanguard REIT Index Fund	258,072 shares of mutual fund		3,829,795
*	Vanguard Developed Markets Index Fund	333,200 shares of mutual fund		3,175,398
*	Vanguard GNMA Fund	298,105 shares of mutual fund		3,171,842
*	Vanguard Long-Term Treasury Fund	279,460 shares of mutual fund		3,046,115
*	Vanguard International Value Fund	87,726 shares of mutual fund		2,685,282
*	Vanguard Small-Cap Index Fund	83,121 shares of mutual fund		2,284,985
	T. Rowe Price Small-Cap Stock Fund	73,380 shares of mutual fund		1,976,855
	Lazard U.S. Small Cap Equity Value	128,533 shares of mutual fund		1,516,694
	MSIFT U.S. Small Cap Value Portfolio	72,246 shares of mutual fund		1,498,384
	Baron Asset Fund	28,731 shares of mutual fund		1,327,648
*	Vanguard Prime Money Market Fund (2)	714,084 shares of mutual fund	714,084	714,084
*	Vanguard Target Retirement Income Fund	184,177 shares of mutual fund		1,950,433
*	Vanguard Target Retirement 2005 Fund	144,663 shares of mutual fund		1,588,401
*	Vanguard Target Retirement 2010 Fund	521,615 shares of mutual fund		10,703,539
*	Vanguard Target Retirement 2015 Fund	1,595,348 shares of mutual fund		18,043,382

Supplemental Schedule
Peabody Investments Corp.
Employee Retirement Account
Employer ID #20-0480084
Plan #003
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2009

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost(1)	(e) Current Value
*	Vanguard Target Retirement 2020 Fund	1,314,619 shares of mutual fund		26,239,800
*	Vanguard Target Retirement 2025 Fund	1,544,779 shares of mutual fund		17,486,897
*	Vanguard Target Retirement 2030 Fund	574,684 shares of mutual fund		11,097,144
*	Vanguard Target Retirement 2035 Fund	653,119 shares of mutual fund		7,589,239
*	Vanguard Target Retirement 2040 Fund	349,823 shares of mutual fund		6,664,124
*	Vanguard Target Retirement 2045 Fund	567,388 shares of mutual fund		6,819,999
*	Vanguard Target Retirement 2050 Fund	299,013 shares of mutual fund		5,714,142
*	Vanguard Retirement Savings Trust	127,584,158 units of common/collective trust		130,403,237
*	Various participants	Participant notes receivable, interest rates from 4.25% to 9.5%, maturities through December 26, 2019		18,043,342

				$502,942,472

*	Denotes party-in-interest

(1)	Cost is not presented for participant directed investments

(2)	This is a non-participant directed investment

SIGNATURE
Peabody Investments Corp. Employee Retirement Account. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Investments Corp. Employee Retirement Account
Date: June 25, 2010	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation Executive Vice President and Chief Administrative Officer

EXHIBIT INDEX
The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.